

SENOGUARD, INC

REVIEWED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

Prepared Under Generally Accepted Accounting Principle

CONTENTS

Independent Accountants' Review Report

To the Board of Directors and Shareholders
Of SenoGuard, Inc.

To Whom It May Concern

We have reviewed the accompanying financial statements of SenoGuard, Inc ("the company") which comprise the statement of balance sheet as of December 31, 2025, along with the related statement of profit & loss account, statement of cash flows, general ledger report and bank transactions for the period extending from January 01, 2025 to December 31, 2025. A review includes primarily applying analytical procedure to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with statements on standards for accounting and review services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures on obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Review Statement

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United State of America.

Other Reporting Requirements

In accordance to the above, we have also issued our report dated *February 10, 2026* on our consideration of SenoGuard, Inc internal control over financial reporting and on our tests of its compliance with the certain

provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of a financial review performed in accordance with the GAAP standard, in considering SenoGuard, Inc with internal control over financial reporting and compliance.

Osama Hasan
Certified Public Accountant
Licensed# 08027
Dated: February 10, 2026

SENOGUARD, INC
BALANCE SHEET
AS OF DECEMBER 31, 2025

| | FY-2025 |
	$
ASSETS	
CURRENT ASSETS	
CASH IN HAND AND BANK	138,263.63
TOTAL CURRENT ASSETS	138,263.63
TOTAL ASSETS	**138,263.63**
LIABILITIES AND EQUITY	
CURRENT LIABILITIES	
ACCOUNTS PAYABLE	12,250.00
UNEARNED REVENUE	53,155.51
ACCRUED EXPENSES	149,818.17
TOTAL CURRENT LIABILITIES	215,223.68
LONG TERM LIABILITIES	
SHAREHOLDER LOANS	17,679.65
TOTAL LONG TERM LIABILITIES	17,679.65
EQUITY	
COMMON STOCK	690.00
SAFE PROCEEDS	50,200.00
RETAINED EARNINGS	(63,052.18)
NET INCOME FOR THE PERIOD	(82,477.52)
TOTAL EQUITY	(94,639.70)
TOTAL LIABILITIES AND EQUITY	**138,263.63**

SENOGUARD, INC
STATEMENT OF PROFIT & LOSS
FOR THE YEAR ENDED DECEMBER 31, 2025

	FY-2025
	$
REVENUE/ INCOME	
Income	487,462.42
Total Revenue/ Income	**487,462.42**
Gross Profit	**487,462.42**
ADMINISTRATIVE GENERAL & SELLING EXPENSES	
Consultant Fees	65,821.99
Bank Charges	327.50
Research and Development	315,728.66
Grant Expenses	3,965.80
Office Expenses	26,292.43
Wages and Salaries	141,341.72
Travel	4,872.85
Professional Fee	11,588.99
Total Administrative, General & Selling Expenses	**569,939.94**
Operating Profit / (Loss) Before Tax	**(82,477.52)**
Other Income	-
Net Profit / (Loss)	**(82,477.52)**

SENOGUARD, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

	FY-2025 $
CASH FLOW FROM OPERATING ACTIVITIES	
Net increase/decrease in from operations activity	(82,477.52)
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities	
Net increase/ decrease in working capital	13,483.49
	13,483.49
Cash generated from / (used in) operations	(68,994.03)
Net Cash Flow from / (used in) Operating Activities	(68,994.27)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase/Sale of fixed assets	-
Net Cash Flow (used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Change in Equity	24,600.24
Changes in Long term loan	12,800.00
Net Cash Flow from Financing Activities	37,400.24
Net Increase/(Decrease) in Cash and Cash Equivalents	(31,594.03)
Cash and Cash Equivalents at the Beginning of the Year	169,857.66
Cash and Cash Equivalents at the End of the Year	138,263.63

The annexed notes form an integral part of these financial statements.

SenoGuard, Inc.

Notes to the Financial Statements
For the Year Ended December 31, 2025

NOTE I - ORGANIZATION

SenoGuard Inc. is a medical technology company focused on the development and commercialization of cryoablation devices for breast cancer treatment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The SenoGuard, Inc financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the authoritative source in the preparation of financial statements. All balances are expressed in United States dollars ("USD" or "U.S. dollars"), the Company's functional currency. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Trade Receivable: Trade receivables are stated at the amount management expects to collect for balances outstanding at period end. Management closely monitors outstanding account receivable and charges off to expense any balances that are determined to be uncollectable. Based on management's assessments of the credit history with customers having outstanding balances and current relationships with them, they have concluded that realization losses on balances outstanding at period end will be immaterial. Accordingly, there was no allowance for doubtful accounts. Bad debt expense was $0 for the interim period ended December 31, 2025.

Use of Estimates: The preparation of financial statements in conformity with accounting with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

Advertisement: The Company follows the policy of charging the costs of advertising to expense as incurred.

Impairment of Long-Lived Assets: The Organization reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. As of December 31, 2025, there were no impairment losses recognized for long-lived assets.

Revenue Recognition and Grant Revenue: The Company's revenue for the year ended December 31, 2025 consists primarily of non-dilutive grant funding received from government and other third-party programs to support research and development activities. Grant revenue is recognized as qualifying costs are incurred and the related performance obligations are satisfied, in accordance with the terms of the respective grant agreements.

Amounts received in advance of satisfying the related performance obligations are recorded as unearned revenue and recognized as revenue in future periods as the applicable milestones or cost reimbursement requirements are met. Management reviews grant agreements on an ongoing basis to determine the appropriate timing of revenue recognition.

Unearned Revenue: Unearned revenue represents grant funds received in advance of the Company satisfying the related performance obligations under the applicable grant agreements. As of December 31, 2025, unearned revenue totaled $53,155.51 and is expected to be recognized as revenue during future periods as the Company incurs qualifying expenditures and meets the applicable grant milestones. Management believes the performance obligations related to these amounts will be satisfied within the next twelve months.

Related-Party Transactions and Shareholders Loans: During the year ended December 31, 2025, the Company received advances from certain shareholders to fund operating activities. These advances are recorded as shareholder loans and totaled $17,679.65 as of December 31, 2025.

The shareholder loans are non-interest bearing, unsecured, and have no fixed repayment terms. Repayment is subject to the availability of funds and the discretion of the Company's board of directors. The Company has not made any repayments on these loans during the year ended December 31, 2025. Management does not believe these arrangements differ materially from market terms available to the Company at this stage of development.

Judgment and Estimates: The organization reviews the rates of depreciation, useful lives, residual values and values of assets for possible impairment on an annual basis. Any change in the estimates in future years might affect the carrying amounts of the respective items of property and equipment with a corresponding effect on the depreciation charge and impairment.

Cash and Cash Equivalent: Cash consist of cash in hand or deposit with the bank at December 31, 2025.

Investing Activities: Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

Financing Activities: Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

Provisions: Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting year, taking into account the risks and uncertainties surrounding the obligation.

Income Taxes: SenoGuard, Inc. is a C corporation for U.S. federal and state income tax purposes. The Company accounts for income taxes in accordance with accounting principles generally accepted in the United States of America. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

As of December 31, 2025, the Company has incurred net operating losses for income tax purposes. The related deferred tax assets have not been recognized due to the uncertainty of future taxable income. Accordingly, a full valuation allowance has been recorded against deferred tax assets as of December 31, 2025.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

NOTE 4 – CORRESPONDING FIGURES

Corresponding figures have been re-arranged, wherever necessary, to facilitate better comparison. However, no rearrangements / reclassifications have been made in these financial statements during the year.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments and contingencies as of the year ended December 31, 2025.

NOTE 6 - SUBSEQUENT EVENTS

The management has performed an analysis of the activities and transactions subsequent to December 31, 2025 to determine the need for any adjustments to and/or disclosures within the financial statements as of and for the period ended December 31, 2025. The management has performed such analysis through January 11, 2026, the date the financial statements were available to be issued.